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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated June 27th, 2006.

TELENT PLC
(Exact name of Registrant as specified in its Charter)

New Century Park
PO Box 53
Coventry
CV3 1HJ
(Address of Registered Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), telent plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Warrants, please send this document together with the accompanying documents at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction.

The distribution of this document in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

Your attention is drawn to the letter from the Chairman of telent in Part I of this document which contains the unanimous recommendation of the telent Directors that you vote in favour of the Warrantholder Resolution. Details of the action you should take are set out in paragraph 7 of that letter.

Notice of the Warrantholders' Meeting to be held at 11:00 a.m. on 19 July 2006 at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD for the purpose of considering and, if thought fit, passing the Warrantholder Resolution is set out in Part IV of this document.

telent plc

PROPOSAL TO CANCEL THE RIGHTS ENTITLING
HOLDERS OF WARRANTS TO SUBSCRIBE FOR ORDINARY
SHARES IN telent plc

AND

NOTICE OF WARRANTHOLDERS' MEETING TO BE HELD
AT 11:00 A.M.
ON 19 JULY 2006 AT GLAZIERS HALL, 9 MONTAGUE CLOSE,
LONDON BRIDGE, LONDON SE1 9DD

Morgan Stanley and Lazard are acting exclusively for telent and for no-one else in connection with the Acquisition and the proposal to Warrantholders made in this document and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley and Lazard nor for providing advice relating to the Acquisition or the proposal to Warrantholders.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Acquisition and the proposal to Warrantholders made in this document and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to the clients of Goldman Sachs nor for providing advice in relation to the Acquisition or the proposal to Warrantholders.

The quorum required to pass the Warrantholder Resolution is two or more persons present who are Warrantholders or their proxies and who together are or represent the holders of not less than a clear majority of the Warrants for the time being outstanding. If Warrantholders either present or appropriately represented at the Warrantholders' Meeting are insufficient to form a quorum, the Warrantholder Resolution cannot be formally considered at the Warrantholders' Meeting. Warrantholders are therefore encouraged to complete and return a grey Form of Proxy or green Form of Direction as soon as possible. Warrantholders who hold their Warrants in CREST may also appoint a proxy using CREST by following the instructions set out in paragraph 7 of Part I of this document. The completion and return of a grey Form of Proxy will not prevent you from attending and voting in person at the Warrantholders' Meeting, if you so wish and are so entitled.

If the Warrantholders' Meeting is inquorate, it may be adjourned and the quorum for such an adjourned meeting is two or more persons who are Warrantholders or their proxies, whatever the number of Warrants so held or represented.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time for green Forms of Direction to be received by the Registrar	11:00 a.m. on 16 July 2006
Latest time for grey Forms of Proxy to be received by the Registrar	11:00 a.m. on 17 July 2006
Voting Record Time	6:00 p.m. on 17 July 2006
Date and time of Warrantholders' Meeting	11:00 a.m. on 19 July 2006
Court Hearing to sanction the Scheme and confirm the Capital Reduction	10 August 2006
Last day of dealings in, and for registration of transfers of, telent Shares and Warrants	10 August 2006
Effective Date and cancellation of the Warrants	11 August 2006(1)
Cancellation of listing of telent Shares and Warrants	8.00 a.m. on 11 August 2006(1)
Despatch of cash entitlements to Warrantholders and settlement through CREST	Within 14 days after the Effective Date(1)

All references to times of the day in this document are to London time unless otherwise stated.

(1)
These dates are indicative only and will depend, among other things, on the date on which the Court sanctions the Scheme.

PART I

LETTER FROM THE CHAIRMAN OF TELENT PLC

Registered in England and Wales
No. 67307

26 June 2006

Dear Warrantholder or person beneficially interested in Warrants held by Computershare Company Nominees Limited,

PROPOSAL FOR CANCELLATION OF THE WARRANTS

1.     INTRODUCTION

On 25 May 2006, the boards of telent and Holmar, a company formed at the direction of Fortress Investment Group, announced that they had reached agreement in principle on the terms of a recommended cash acquisition by Holmar of telent. On 20 June 2006, the board of Holmar announced that it was proceeding with the Acquisition.

Subject to the Scheme becoming effective (or, if the Scheme does not become effective, subject to Holmar becoming entitled to exercise rights under section 429 of the Companies Act in respect of Ordinary Shares pursuant to any takeover offer for telent) Holmar and telent are proposing that the Warrants be cancelled. The proposal requires a modification of the terms and conditions of the Warrant Deed Poll which, in turn, requires Warrantholders to approve the Warrantholder Resolution.

The purpose of this document is to provide you with information on the Acquisition and the proposal to cancel your Warrants and to notify you of the Warrantholders' Meeting at which your approval of the Warrantholder Resolution will be sought.

2.     SUMMARY OF THE TERMS OF THE ACQUISITION

It is intended that the Acquisition will be effected by means of a scheme of arrangement between telent and its shareholders under section 425 of the Companies Act. If the Scheme becomes effective, Shareholders will receive for each Ordinary Share under the Scheme 529.5 pence in cash. Holmar has reserved the right to effect the Acquisition by means of a takeover offer for telent.

3.     PROPOSAL IN RESPECT OF THE WARRANTS

telent proposes, subject to the Scheme becoming effective (or, if the Scheme does not become effective but Holmar becomes entitled to exercise rights under section 429 of the Companies Act in respect of Ordinary Shares pursuant to any takeover offer for telent by Holmar, with effect from Holmar becoming so entitled), to cancel all of the Warrants with effect from the Cancellation Date. In consideration for agreeing to such cancellation, Holmar will pay or procure to be paid to Warrantholders:

for each Warrant                   2 pence in cash

The amount payable in respect of each Warrant under this proposal represents a premium of approximately 60 per cent. over the closing price of 1.25 pence per Warrant on 24 May 2006, being the last Business Day before the boards of Holmar and telent announced that they had reached agreement in principle on the terms of a recommended cash acquisition by Holmar of telent.

Each Warrant currently entitles its holder to subscribe for one fifth of an Ordinary Share at the subscription price of £1.50. It is therefore necessary to exercise five Warrants, at an aggregate cost of £7.50, to subscribe for one Ordinary Share. The subscription price payable for each Ordinary Share on exercise of Warrants, being £7.50, therefore exceeds the amount payable for each Ordinary Share under the Scheme, being 529.5 pence.

Neither the Acquisition nor the Scheme is conditional in any way on the Warrantholder Resolution being passed. If the Warrantholder Resolution is not passed, the Warrants will remain outstanding after the Effective Date and the provisions set out in paragraph 6 of this letter will apply.

The consideration to be paid or procured to be paid by Holmar to Warrantholders under the terms of this proposal will be financed out of cash resources being made available to Holmar pursuant to investments by private equity funds advised by Fortress Investment Group. Goldman Sachs is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to Warrantholders under the terms of the proposal to Warrantholders.

4.     MODIFICATION OF THE TERMS AND CONDITIONS OF THE WARRANTS

In order to implement the above proposal, the terms and conditions of the Warrant Deed Poll will need to be modified. The proposed modifications to the Warrant Deed Poll are set out in full in the Notice in Part IV of this document and have the effect that, subject to and with effect from the Cancellation Date, the Subscription Period (as defined in the Warrant Deed Poll) will end and all Warrants for the time being outstanding will be cancelled. The proposed modifications to the terms of the Warrant Deed Poll will only take effect if the Scheme becomes effective (or if Holmar becomes entitled to exercise rights under section 429 of the Companies Act in respect of Ordinary Shares pursuant to any takeover offer for telent by Holmar).

In consideration for agreeing to the cancellation of the Warrants, Warrantholders will receive cash on the basis set out in paragraph 3 above.

On cancellation of the Warrants, all rights of Warrantholders against telent under the Warrant Deed Poll will be extinguished.

The proposed modifications to the terms and conditions of the Warrants require the Warrantholders to pass the Warrantholder Resolution. If such resolution is passed, telent will execute the Supplemental Deed Poll to give effect to such modifications.

5.     THE WARRANTHOLDERS' MEETING AND THE WARRANTHOLDER RESOLUTION

Set out in Part IV of this document is a Notice convening the Warrantholders' Meeting to be held at 11:00 a.m. on 19 July 2006 at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD. The purpose of the Warrantholders' Meeting is for Warrantholders to consider and, if thought fit, pass the Warrantholder Resolution.

The quorum for the Warrantholders' Meeting is two or more persons being Warrantholders and/or proxies being or representing in the aggregate the holders of not less than a clear majority of the Warrants for the time being outstanding. If the holders of not less than a clear majority of the Warrants for the time being outstanding are not present or represented at such meeting within half an hour after the time appointed for the Warrantholders' Meeting and the meeting has to be adjourned, the quorum for any subsequent meeting to consider the Warrantholder Resolution will be two or more persons who are Warrantholders or their proxies, whatever the number of Warrants so held or represented.

A grey Form of Proxy will be enclosed with this document if you hold the Warrants directly. If you are beneficially interested in Warrants that are held by Computershare Company Nominees Limited, a green Form of Direction will be enclosed with this document instead of a grey Form of Proxy.

If Warrantholders either present or appropriately represented at the Warrantholders' Meeting are insufficient to form a quorum, the Warrantholder Resolution cannot be formally considered at the

Warrantholders' Meeting. You are therefore strongly urged to complete and return your grey Form of Proxy or green Form of Direction as soon as possible.

Warrantholders who hold their Warrants in CREST may also appoint a proxy using CREST by following the instructions set out in paragraph 7.2 below.

The completion and return of a grey Form of Proxy or green Form of Direction will not prevent you from attending and voting in person at the Warrantholders' Meeting, if you so wish and are so entitled.

The Warrantholder Resolution must be passed by a majority of at least 75 per cent. of the votes cast and, if so passed, will be binding on all Warrantholders irrespective of whether or not they attended the Warrantholders' Meeting or voted in favour of the Warrantholder Resolution.

The results of voting at the Warrantholder Meeting will be publicly announced.

6.     EFFECT OF THE SCHEME ON WARRANTHOLDERS

The Warrants are not subject to the Scheme.

In order to give effect to the Scheme, telent proposes to amend its articles of association to ensure that (subject to the Scheme becoming effective) any telent Shares issued before 6:00 p.m. on the day before the Hearing Date will be subject to the Scheme. The Scheme will not extend to telent Shares issued after that time.

To avoid any person (other than Holmar or its nominee(s)) being left with telent Shares after 6:00 p.m. on the day before the Hearing Date, telent also proposes to amend its articles of association so that any Ordinary Shares issued to any person other than Holmar or its nominee(s) at or after 6:00 p.m. on the day before the Hearing Date will automatically be transferred to Holmar or its nominee(s) for cash consideration. The consideration payable by Holmar for the transfer to it (or its nominee(s)) of each such telent Share will be the amount payable for each telent Share under the Scheme for any Ordinary Shares issued within six months of the Effective Date. In the event that the Warrantholder Resolution is not passed and the Warrants remain outstanding after the Effective Date, these provisions will apply to the issue of any Ordinary Shares on exercise of the Warrants. Warrantholders should note that the subscription price payable for each telent Share on exercise of the Warrants, being £7.50, exceeds the amount payable for each telent Share under the Scheme, being 529.5 pence. Neither the subscription price payable for each telent Share on exercise of the Warrants nor the number of Warrants which need to be exercised in order to subscribe for one telent share, will be altered as a result of the Scheme becoming effective.

The proposed amendments to telent's articles of association will entitle persons to whom telent Shares may be issued more than six months after the Effective Date to request a valuation of telent Shares by telent's auditors. Only one such valuation may be requested in any six-month period. Any telent Shares issued more than six months after the Effective Date will be automatically transferred to Holmar or its nominee(s) at the valuation price or, pending any such valuation, at the amount payable for each telent Share under the Scheme.

The right to subscribe for telent Shares conferred by the Warrants will expire on 19 May 2007.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of the Ordinary Shares and the Warrants to be cancelled and to the London Stock Exchange for the Ordinary Shares and the Warrants to cease to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that such cancellation and cessation will take place on the Effective Date. Accordingly, if the Court sanctions the Scheme and confirms the Capital Reduction on 10 August 2006, the delisting of the Ordinary Shares and the Warrants will become effective on 11 August 2006.

Holmar has informed telent that, as soon as practicable after the Effective Date, Holmar intends to re-register telent as a private limited company.

7.     ACTION TO BE TAKEN

Enclosed with this document for use in connection with the Warrantholders' Meeting is either a grey Form of Proxy if you hold the Warrants directly or a green Form of Direction if you are beneficially interested in Warrants that are held by Computershare Company Nominees Limited.

The quorum required to pass the Warrantholder Resolution is two or more persons present who are Warrantholders or their proxies and who together are or represent the holders of not less than a clear majority of the Warrants for the time being outstanding. If Warrantholders either present or appropriately represented at the Warrantholders' Meeting are insufficient to form a quorum, the Warrantholder Resolution cannot be formally considered at the Warrantholders' Meeting. You are therefore strongly urged to complete and return your grey Form of Proxy (or green Form of Direction), or, if you hold your shares through CREST, make such appointment by using the CREST electronic proxy appointment service, as soon as possible.

7.1   Form of Proxy

If you hold your Warrants directly, whether or not you propose to attend the Warrantholders' Meeting in person, please complete and sign the grey Form of Proxy in accordance with the instructions printed thereon and return it to the Registrar, Computershare Investor Services PLC, by post using the pre-paid envelope provided with this document (for use in the UK only) or otherwise by post addressed to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgewater Road, Bristol, BS99 3FA as soon as possible and, in any event, so as to be received at least 48 hours before the time appointed for the Warrantholders' Meeting. The completion and return of the grey Form of Proxy will not prevent you from attending and voting at the Warrantholders' Meeting in person, if you so wish and are so entitled.

7.2   Electronic appointment of proxies through CREST

If you hold your Warrants through CREST and wish to appoint a proxy or proxies for the Warrantholders' Meeting or any adjournment(s) thereof by using the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Registrar (ID 3RA50) at least 48 hours prior to the Warrantholders' Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

telent may treat as invalid a CREST Proxy Instruction in the circumstances set out in the Regulations.

7.3   Form of Direction

If you are beneficially interested in Warrants held by Computershare Company Nominees Limited, please complete and sign the enclosed Form of Direction in accordance with the instructions printed thereon and return it to the Registrar, as described above, as soon as possible and, in any event, so as to be received at least 72 hours before the time appointed for the Warrantholders' Meeting. Unless a green Form of Direction is returned by the time mentioned in the instructions printed on it, it will be invalid. If a green

Form of Direction is not returned by a Warrantholder (where applicable), Computershare Company Nominees Limited will abstain from voting on that Warrantholder's behalf at the Warrantholders' Meeting.

8.     SETTLEMENT AND CANCELLATION IF THE WARRANTHOLDER RESOLUTION IS PASSED

Subject to the Scheme becoming effective (or, if the Scheme does not become effective but Holmar becomes entitled to exercise rights under section 429 of the Companies Act in respect of Ordinary Shares pursuant to any takeover offer for telent by Holmar, with effect from Holmar becoming so entitled), settlement of the amounts payable to Warrantholders will be effected within 14 days of the Cancellation Date in the manner set out below.

Settlement of the amounts payable to Warrantholders will be implemented in full in accordance with the terms of the proposal set out in this document, free of any lien, right of set-off, counterclaim or other analogous right to which Holmar may otherwise be, or claim to be, entitled against any Warrantholder.

8.1   Consideration where Warrants are held in uncertificated form (that is, in CREST)

On the Cancellation Date, Warrants held within CREST will be cancelled. Warrantholders who hold Warrants in uncertificated form will receive any consideration to which they are entitled through CREST by Holmar procuring the creation of an assured payment obligation in favour of the appropriate CREST account through which the relevant Warrantholder holds such uncertificated Warrants in respect of the amounts payable to him.

The creation of an assured payment obligation shall be a complete discharge of Holmar's obligation to procure payments of the amounts payable in respect of the proposal described in this document with reference to payments made through CREST.

As from the Cancellation Date, if the Warrantholder Resolution has been passed, each holding of Warrants credited to any stock account in CREST will be disabled and all Warrants will be removed from CREST in due course thereafter.

Holmar reserves the right to pay or procure payment of all or any part of the amounts referred to above to all or any Warrantholder(s) who hold(s) Warrants in uncertificated form in the manner referred to in sub-paragraph 8.2 below if it wishes to do so.

8.2   Consideration where Warrants are held in certificated form

On the Cancellation Date, if the Warrantholder Resolution has been passed, Warrants held in certificated form will be cancelled and share certificates for such Warrants will cease to be valid and should be destroyed.

Payment of the amounts due in respect of Warrants held in certificated form (or through the nominee service operated by Computershare Company Nominees Limited) will be despatched by first class post, by cheque drawn on a branch of a UK clearing bank. All such payments will be made in pounds sterling. Payments made by cheque shall be payable to the Warrantholder concerned or, in the case of joint holders, to the Warrantholder whose name stands first in the register of Warrantholders of telent in respect of the joint holding concerned. Cheques will be despatched as soon as practicable after the Cancellation Date and in any event within 14 days after the Cancellation Date. Neither telent nor Holmar shall be responsible for any loss or delay in the transmission of any cheque sent in accordance with this paragraph. Any such cheque shall be sent at the risk of the person entitled thereto.

Encashment of cheques shall be a complete discharge to Holmar for the monies represented thereby.

9.     TAXATION

If you are in any doubt about your tax position, you are strongly advised to consult an appropriate professional independent financial adviser immediately.

10.   RECOMMENDATION

The telent Directors, who have been so advised by Morgan Stanley and Lazard, consider the terms of the proposal to Warrantholders set out in this document to be fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken account of the commercial assessments of the telent Directors. The telent Directors also consider the terms of the proposal to Warrantholders set out in this document to be in the best interests of Warrantholders as a whole. Accordingly, the telent Directors unanimously recommend that Warrantholders vote in favour of the Warrantholder Resolution. Mike Parton has irrevocably undertaken to vote in favour of the Warrantholder Resolution in respect of his beneficial holding of 1,662 Warrants, representing approximately 0.0034 per cent. of the Warrants in issue as at 22 June 2006 (the latest practicable date prior to the publication of this document).

11.   DOCUMENTS AVAILABLE FOR INSPECTION

Copies of this circular, the Scheme Document, the Warrant Deed Poll and the draft of the proposed Supplemental Deed Poll will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) until the close of the Warrantholders' Meeting, and will also be available for inspection at the place of the Warrantholders' Meeting for at least 15 minutes prior to, and during, the Warrantholders' Meeting.

Yours sincerely,

J F Devaney
Chairman
 telent plc

PART II

ADDITIONAL INFORMATION

1.     DIRECTORS' INTERESTS

As at 22 June 2006 (the latest practicable date prior to the publication of this document), the interests of the telent Directors, their families and persons connected with such directors within the meaning of section 346 of the Act, in the Warrants, in the case of the telent Directors and their families, as required to be notified to telent pursuant to sections 324 and 328 of the Act or required by section 325 of the Act to be entered in the register referred to therein and, in the case of persons connected with the telent Directors, as would be required to be so notified or entered in such register if such connected person were a telent Director and the interest of that connected person were known to or could with reasonable diligence be ascertained by that telent Director are as follows:

Name	Number of telent Warrants
M W J Parton	2,287(1)

(1)
Including family interests.

Save as disclosed above, as at 22 June 2006 (being the latest practicable date prior to the posting of this document) none of the directors of telent, nor any member of their immediate families or related trusts, had any interests in the Warrants.

2.     RESPONSIBILITY

2.1
The directors of telent, whose names are set out in paragraph 3.1 below, accept responsibility for the information contained in this document, save as mentioned in paragraph 2.2 below. Subject as aforesaid, to the best of the knowledge and belief of the directors of telent (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.2
The directors of Holmar whose names are set out in paragraph 3.2 below and the directors of Holmar Acquisition Ltd. whose names are set out in paragraph 3.3 below (together the "Fortress Executives"), accept responsibility for the information contained in this document relating to Fortress Investment Group and the Fortress Executives. To the best of the knowledge and belief of the Fortress Executives (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

3.     DIRECTORS

3.1
telent

  The current directors of telent and their respective positions with telent are:

  J F Devaney (Chairman)
  M W J Parton (  Chief Executive Officer)
  P S Binning (  Chief Financial Officer)
  M K Atkinson (  Non-executive director)
  K R Flaherty (  Non-executive director)
  P C F Hickson (  Non-executive director)
  W K Koepf (  Non-executive director)
  D F McWilliams (  Non-executive director)

  The business address of each director of telent is New Century Park, Coventry CV3 1HJ, United Kingdom, which is also the registered office of telent.

3.2
Holmar

  The current directors of Holmar are:

  R I Kauffman (Chairman)
  J Ashley
  G M Share

  The business address of each of the directors of Holmar is 40 Bank Street, Canary Wharf, London, E14 5DS United Kingdom, which is also the registered office of Holmar.

  Holmar was incorporated on 4 May 2006 in England and Wales with registered number 05806195. Other than in connection with the Acquisition and the proposal to Warrantholders made in this document, Holmar has not traded since its incorporation nor has it entered into any material obligations. The authorised share capital of Holmar is £1,000 divided into 1,000 shares of £1 of which one ordinary share has been issued and is fully paid up, or credited as fully paid up, and the remainder are unissued. The one issued ordinary share is held by Holmar Acquisition Ltd.

3.3
Holmar Acquisition Ltd.

  The directors of Holmar Acquisition Ltd. referred to in paragraph 2.2 above are:

  R I Kauffman
  R Nardone
  G M Share

  Holmar Acquisition Ltd. is a limited company and was incorporated in the Cayman Islands on 2 May 2006. The authorised share capital of Holmar Acquisition Ltd. as at 22 June 2006, being the latest date practicable prior to the posting of this document, was $50,000 divided into 50,000 ordinary shares of $1 each, of which one share has been issued and is held by Fund IV (Fund A) L.P., a private equity fund advised by Fortress Investment Group.

4.     CONSENT

4.1
Morgan Stanley has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

4.2
Lazard has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

4.3
Goldman Sachs has given and not withdrawn its consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

5.     HISTORIC PRICES

The following table shows the closing middle market prices for the Warrants (i) for the first dealing day of each of the six months immediately prior to the date of this document; (ii) for 24 May 2006 (being the last Business Day before the boards of Holmar and telent announced they had reached agreement in principle on the terms of a recommended cash acquisition by Holmar of telent; and (iii) for 22 June 2006 (being the latest practicable date prior to the publication of this document):

Date	Price
22 June 2006	1.125
1 June 2006	0.525
24 May 2006	1.250
2 May 2006	1.125
3 April 2006	1.125
1 March 2006	0.800
1 February 2006	0.700
3 January 2006	0.650

6.     GENERAL

As at 22 June 2006 (being the latest practicable date prior to the publication of this document), there were 49,609,047 Warrants in issue.

PART III

DEFINITIONS

"Acquisition"	the proposed acquisition by Holmar of telent by means of the Scheme or, should Holmar so elect, by means of the Offer;
"Affiliate"
in relation to a party, any person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the party, and for these purposes a party shall be deemed to control a person if such party owns, directly or indirectly, 50 per cent. or more of the voting rights of such person;
"Board"	the board of directors of telent;
"Business Day"	a day on which the London Stock Exchange is open for the transaction of business;
"Cancellation Date"
the Effective Date or, if the Scheme does not become effective but Holmar becomes entitled to exercise rights under section 429 of the Companies Act in respect of Ordinary Shares pursuant to any takeover offer for telent, the date on which it becomes so entitled;
"Capital Reduction"	the reduction of telent's share capital provided for by the Scheme;
"Companies Act" or "Act"	the Companies Act 1985, as amended;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"
the meeting or meetings of the Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act, to consider and, if thought fit, approve the Scheme (with or without amendment), including any adjournment or postponement thereof;
"Crest"	the relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations);
"CRESTCo"	CRESTCo Limited;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"Excluded Shares"	any Ordinary Shares registered in the name of, or beneficially owned by, Holmar;
"Extraordinary Resolution"	a resolution required to be passed by a majority of at least 75 per cent. of the votes cast by Warrantholders;
"Form of Direction"
the green form of direction for use in connection with the Warrantholders' Meeting, by persons beneficially interested in Warrants held by Computershare Company Nominees Limited, which, where applicable, accompanies this document;
"Form of Proxy"	the grey form of proxy for use at the Warrantholders' Meeting, for use by Warrantholders who hold their Warrants directly, which, where applicable, accompanies this document;
"Fortress Investment Group"
Fortress Investment Group LLC, a Delaware Limited Liability Company whose principal place of business is at 1345 Avenue of the Americas, New York, NY 10105, US and, where the context requires, its Affiliates;

"Goldman Sachs"	Goldman Sachs International;
"Hearing Date"	the date of the hearing by the Court of the petition to sanction the Scheme and confirm the Capital Reduction;
"Holmar"	Holmar Holdings Limited, a private company limited by shares incorporated in England and Wales with registered number 05806195;
"London Stock Exchange"	London Stock Exchange plc;
"Lazard"	Lazard & Co., Limited;
"Morgan Stanley"	Morgan Stanley & Co., Limited;
"Notice"	the notice convening the Warrantholders' Meeting set out in Part IV of this document;
"Offer"
should Holmar elect to effect the Acquisition by way of a takeover offer, the offer to be made by Goldman Sachs for and on behalf of Holmar for all of the Ordinary Shares (other than the Ordinary Shares already owned by Holmar and its associates (such term being construed in accordance with section 430E(4)(a) to (d) (inclusive) of the Companies Act)) on the terms and subject to the conditions to be set out in the Offer Document and the related form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;
"Offer Document"	the document which would be despatched to, amongst others, holders of Ordinary Shares pursuant to which the Offer, if any, would be made;
"Ordinary Shares" or "telent Shares"	the ordinary shares of 87.5 pence each in the capital of telent;
"Registrar"	Computershare Investor Services PLC;
"Regulations"	the Uncertificated Securities Regulations 2001 (SI2001/3755);
"Scheme"
the proposed scheme of arrangement under section 425 of the Companies Act between telent and the holders of the Scheme Shares to effect the Acquisition in the form set out in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court;
"Scheme Document"	the document dated 26 June 2006 addressed to Shareholders which sets out, among other things, the terms of the Acquisition and the Scheme;
"Scheme Shares"	the Ordinary Shares in issue at the date of the Scheme Document and any Ordinary Shares issued:
(i) after the date of the Scheme Document and prior to the Voting Record Time; or

(ii) at or after the Voting Record Time and before 6:00 p.m. on the Business Day immediately prior to the Effective Date on terms that the holder thereof shall be bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case including the Ordinary Shares registered in the names of FIF III Holmar A Limited, FIF III Holmar B Limited, FIF III Holmar C Limited, FIF III Holmar D Limited and FIF III Holmar E Limited or otherwise registered in the name of, or beneficially owned by, any other members of Fortress Investment Group but excluding the Excluded Shares;
"Scheme Shareholders"	holders of Scheme Shares;
"Shareholder"	a holder of an Ordinary Share;
"Supplemental Deed Poll"	the proposed supplemental deed poll to be executed by telent providing for the modifications to the terms of the Warrant Deed Poll;
"telent" or "the Company"	telent plc (formally known as Marconi Corporation plc), a public limited company incorporated in England and Wales with registered number 67307;
"telent directors"	the Board of telent from time to time;
"telent Share Option Schemes"	the Marconi Corporation plc Senior Management Share Option Plan, the Marconi Corporation plc Employee Share Option Plan and the Marconi Corporation plc Sharesave Plan (including the overseas section);
"Voting Record Time"	6.00 p.m. on the day prior to the day immediately before the Warrantholders' Meeting or any adjournment thereof (as the case may be);
"Warrant Deed Poll"	the instrument by way of deed poll executed by telent and dated 16 May 2003 under which the Warrants are constituted;
"Warrantholder(s)"	holder(s) of the Warrant(s);
"Warrantholders' Meeting" or "Meeting"
the meeting of Warrantholders to be held at 11:00 a.m. on 19 July 2006 at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD for the purpose of considering and, if thought fit, passing the Warrantholder Resolution (and where the context permits) any adjournment of such meeting;
"Warrantholder Resolution"
the Extraordinary Resolution to be put to Warrantholders at the Warrantholders' Meeting seeking, inter alia, approval to the cancellation without exercise of the outstanding Warrants with effect from the Cancellation Date, as set out in full in the Notice;
"Warrants"
the outstanding rights created by the Warrant Deed Poll entitling the Warrantholders upon the valid exercise of such rights to subscribe for Ordinary Shares on the terms and conditions set out in the Warrant Deed Poll;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"United States"	the United States of America; and
"£"	pounds sterling, or the lawful currency of the UK from time to time.

PART IV

telent plc (Registered in England and Wales—No. 67307)

NOTICE OF WARRANTHOLDERS' MEETING

Warrants created by a Deed Poll dated 16 May 2003 (the "Warrants")
and issued by telent plc (the "Company")

NOTICE IS HEREBY GIVEN that a meeting of the holders of the Warrants (the "Warrantholders") is convened by the Company at 11:00 a.m. on 19 July 2006 at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD for the purpose of considering and, if thought fit, passing the following extraordinary resolution in accordance with the provisions of the Deed Poll dated 16 May 2003:

Extraordinary Resolution

"This meeting (the "Meeting") of the holders of the outstanding Warrants of telent plc (the "Company") constituted by the Deed Poll dated 16 May 2003 executed by the Company (the "Warrant Deed Poll") hereby resolves THAT, subject to and conditional on the Scheme (as defined in the circular dated 26 June 2006 sent to Warrantholders) becoming effective (or, if the Scheme does not become effective but Holmar Holdings Limited ("Holmar") becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of ordinary shares in the capital of the Company pursuant to any takeover offer for the Company by Holmar, with effect from Holmar becoming so entitled):

(1)
the following modifications to the terms and conditions of the Warrants be and are hereby approved and sanctioned:

(A)
the insertion of a new clause 6(C) in the Warrant Deed Poll:

    "(C)    At the expiry of the Subscription Period the Warrants will be cancelled. No Warrantholder shall be entitled to enforce the said covenants, obligations and conditions against the Company following the expiry of the Subscription Period for the Warrants.";

  (B)
  the insertion in Condition 1(A) of the following definitions:

    "Cancellation Date" means (i) in the case of the New Scheme, the New Scheme Effective Date or, (ii) if the New Scheme does not become effective but Holmar Holdings Limited or one of its subsidiaries becomes entitled to exercise rights under section 429 of the Companies Act 1985 in respect of Shares pursuant to any takeover offer for the Company by such company, the date on which it becomes so entitled;

    "New Scheme" means the scheme of arrangement under section 425 of the Companies Act 1985 between the Company and the holders of certain of its ordinary shares as set out in a document addressed to the holders of ordinary shares in the Company, dated 26 June 2006, with or subject to any modification, addition or condition which the High Court of Justice in England and Wales may think fit to approve or impose;

    "New Scheme Effective Date" means the date on which the New Scheme becomes effective in accordance with its terms; and

  (C)
  the replacement in Condition 1(A) of the definition of Subscription Period with the following:

    "Subscription Period means the period commencing on (and including) the date following the day upon which Warrants are first issued under the Deed Poll and expiring on (and including) the Cancellation Date, provided that with respect to any Warrant held by a person in the United States (as defined in Regulation S under the Securities Act), the Subscription Period will not commence until the date on which the Registration Statement is declared effective by the SEC";

(2)
the supplemental deed poll recording the aforementioned modifications to the terms and conditions of the Warrants to be executed by the Company in the form of the draft produced to the Meeting and initialled by the chairman of the Meeting for the purposes of identification (the "Supplemental Deed Poll") be and is hereby approved;

(3)
the Company be authorised, directed and instructed to execute the Supplemental Deed Poll, where necessary with any such modifications, variations or amendments as in the opinion of the Company are of a formal, minor or technical nature, to correct a manifest error or are not materially prejudicial to the interests of Warrantholders, and (ii) execute all such other deeds and instruments, and do all such acts and things as may be necessary or desirable to carry out and give effect to this resolution of the Warrantholders;

(5)
any abrogation, modification, compromise of or arrangement in respect of the rights of the Warrantholders against the Company or against any of its property whether the rights arise under the Warrant Deed Poll or are otherwise involved in or proposed to be effected by the Scheme, the Supplemental Deed Poll and/or this resolution of the Warrantholders and their implementation be and are hereby sanctioned and approved;

(7)
capitalised terms used in this resolution of the Warrantholders shall, save where otherwise indicated, have the meanings given to them in the Warrant Deed Poll."

VOTING AND QUORUM

The following is a summary of the arrangements which have been made for the purpose of Warrantholders voting on the resolution of the Warrantholders (the "Warrantholder Resolution") to be proposed at the Meeting. The following arrangements satisfy the requirements of the provisions contained in the Warrant Deed Poll relating to meetings of Warrantholders convened for the purpose of passing extraordinary resolutions. Full details of these arrangements are set out in Schedule 4 (Provisions as to Meetings of Warrantholders) to the Warrant Deed Poll.

(i)    Extraordinary Resolution

The Warrantholder Resolution to be put to Warrantholders at the Meeting is an Extraordinary Resolution (as defined in the Warrant Deed Poll) because it relates to a proposal by the Company to modify the rights of Warrantholders against the Company and to modify the Warrant Deed Poll. The majority required to pass an Extraordinary Resolution is at least 75 per cent. of the votes cast at the meeting.

(ii)    Quorum

As the Warrantholder Resolution relates to a proposal by the Company to modify the rights of Warrantholders against the Company and to modify the Warrant Deed Poll, which has the effect of cancelling the Warrants, the quorum required to pass the Warrantholder Resolution is two or more persons being Warrantholders and/or proxies present in person who together are or represent the holders of not less than a clear majority of the Warrants for the time being outstanding. Warrantholders should note this special quorum requirement and should be aware that if Warrantholders either present or appropriately represented at the Meeting are insufficient to form a quorum, the Warrantholder Resolution cannot be formally considered at that Meeting. Warrantholders are therefore encouraged to arrange to attend or be represented, by completing a Form of Proxy (or Form of Direction) or appointing a proxy using CREST, at the Meeting.

If a quorum for the Warrantholder Meeting is not present within 30 minutes of the time fixed for the Meeting, the Meeting will either be dissolved or be adjourned until such date, not less than 14 days nor more than 28 days later, and to such time and place, as the chairman of the Meeting may decide. At least 10 days' notice will be given of any such adjourned meeting. The quorum for any such adjourned Warrantholder Meeting is two or more persons present in person being Warrantholders or proxies, whatever the number of Warrants so held or represented.

(iv)    Voting

Each question submitted to the Meeting will be decided by a poll.

On a poll, every Warrantholder who is present in person or by proxy will have one vote for each Warrant held him.

DISPLAY DOCUMENTS AND COPIES OF THE CIRCULAR

The Scheme Document, the Warrant Deed Poll, the draft of the Supplemental Deed Poll and copies of the circular to Warrantholders setting out the background to and reasons for the proposed Warrantholder Resolution will be available for inspection at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays. Sundays and public holidays excepted) until the close of the Meeting, and will also be available for inspection at the place of the Meeting for at least 15 minutes prior to, and during, the Meeting.

By order of the Board
Mary Skelly Company Secretary 26 June 2006	Registered Office of telent plc: New Century Park Coventry CV3 1HJ

Notes:

Only holders of Warrants are entitled to attend and vote at this meeting and may appoint one or more proxies to attend and vote instead of them. A proxy need not be a member of the Company.

A Form of Proxy (or Form of Direction) is enclosed for use in connection with this meeting. To be valid, completed Forms of Proxy (or Forms of Direction) must be returned so as to arrive at the offices of the Company's Registrar, Computershare Investor Services PLC at PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA, at least 48 hours (or 72 hours in the case of Forms of Direction) before the time fixed for the meeting or (as the case may be) any adjourned such meeting. Forms of Proxy (or Forms of Direction) returned by fax will not be accepted. If using CREST, proxy instructions must be received by the Registrar (ID 3RA50) at least 48 hours before the time fixed for the meeting or (as the case may be) any adjourned such meeting.

Warrantholders submitting a Form of Proxy are not precluded from attending the meeting in person and voting if they wish to do so.

In the case of joint holders of Warrants the vote of the senior Warrantholders who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint Warrantholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of Warrantholders of the Company in respect of the relevant joint holding.

Uncertificated Securities Regulations

Pursuant to regulation 41 of the Regulations, entitlement to attend and vote at the meeting and the number of votes which may be cast thereat will be determined by reference to the register of Warrantholders at 6.00 p.m. on the day prior to the day immediately before the meeting. Changes to entries on the register of Warrantholders after that time shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Electronic proxy appointment through CREST

Warrantholders who hold their Warrants through CREST and who wish to appoint a proxy or proxies for the meeting or any adjournment(s) by using the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for the proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar at least 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELENT PLC
By:	/s/ M SKELLY
Name: M Skelly Title: Company Secretary

Date: 27 June 2006

QuickLinks

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CONTENTS
EXPECTED TIMETABLE OF PRINCIPAL EVENTS
PART I LETTER FROM THE CHAIRMAN OF TELENT PLC
PROPOSAL FOR CANCELLATION OF THE WARRANTS
PART II ADDITIONAL INFORMATION
PART III DEFINITIONS
PART IV telent plc (Registered in England and Wales—No. 67307) NOTICE OF WARRANTHOLDERS' MEETING Warrants created by a Deed Poll dated 16 May 2003 (the "Warrants") and issued by telent plc (the "Company")
Extraordinary Resolution